SCOTT D. OLSON ESQ.	274 broadway
Attorney at Law	Costa mesa, ca 92627
M. 310.985.1034
e. sdoesq@gmail.com

April 21, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention:  J. Conlon Danberg

Re:	Medical Exercise Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2025

File No. 333-284522

Ladies and Gentlemen:

This letter sets forth the responses of Medical Exercise Inc. (“Company”) to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter dated April 11, 2025.

Prospectus Summary

Our Business, page 1

1.	We note your response to previous comment 3 and reissue the comment in part. Please revise your prospectus summary to provide a description of your material business operations during the time when the business is not operating any clinics, as well as the steps you will need to take to open and operate any new clinics or otherwise execute on your business plan, including the current status and expected timeline of your growth strategy. Your disclosure should also clearly explain how your proposed licensing and franchise models would work.

Response: We have revised the prospectus summary to expand our disclosures as indicated. Our proposed licensing and franchise model is only for our proposed future fitness centers (not back pain clinics), which are discussed as Research and Development on page 36, and we have removed any references elsewhere that may have created confusion.

SCOTT D. OLSON ESQ.

Risk Factors

Risks Associated with Our Common Stock

NASD sales practice requirements may also limit a stockholder’s ability to buy and sell our stock, page 9

2.	We note your response to previous comment 6 that you have revised this risk factor. However, it does not appear that any changes were made in the amendment and we reissue the comment. The disclosure in this risk factor appears to be incomplete. Please revise as applicable. Additionally, to the extent this risk factor relates to NASD IM-2310-2, please consider whether that rule has been superseded by FINRA Rule 2111 and any implications on your disclosure.

Response: We have revised the Risk Factor accordingly.

Medical Exercise Inc.’s Technology and Treatment, page 28

3.	We note your revised disclosure noting that you source your machines from MedX and currently MedX is your sole supplier. Please clarify the legal entity you are referring to as MedX and explain the relationship between MedX and the Company, including if they are related parties. In this regard, we note that your President appears to have served as President and Director of “MedX Fit Tech Inc.” from 2022 to 2023.

Response: MedX refers to MedX, Inc., a Florida corporation. MedX and the Company are not related parties. MedX and MedX Fit Tech are not related parties either. Our President has never been affiliated with MedX. We have revised the prospectus to reflect the MedX entity as MedX, Inc.

4.	Please expand your disclosure relating to extensive research relating to the spinal care machines by discussing the research directly in the prospectus, including MedX tests conducted at the University of Florida study, rather than providing a link to information on MedX’s website.

Response:

Market Size and Growth, page 29

5.	We note your response to previous comment 17 that you have amended the prospectus to clarify these statements are the belief of management. However, no changes appear to have been made in your amendment and we reissue the comment. We note your disclosure that the U.S. spinal care market, which encompasses services, devices, and pharmaceuticals related to the treatment of spinal conditions, is “substantial, with estimates in the tens of billions of dollars.” Please provide the market estimate for the U.S. spinal services market given your current business strategy to operate spinal care clinics. In your revised disclosure, please provide the sources or basis for these estimates.

Response: We have revised this disclosure to attribute the source of this estimate to Future Market Insights, a provider of market intelligence.

SCOTT D. OLSON ESQ.

Expert Medical Support, page 36

6.	We note your revised disclosure in response to previous comment 19 that expert medical support for your proposed fitness business will be in the form of telemedicine and online pharmacy which will be provided by PeterMD (https://petermd.us/) through a referral agreement with the Company. Please expand your disclosure to clearly explain the relationship between PeterMD and the Company, including whether you have any contractual agreement in place. Additionally, please clarify how referrals to a third party relate to your proposed business model.

Response: We have amended the prospectus to omit the disclosure related to PeterMD specifically and retained the concept that any future fitness centers could include medical support generally.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 37

7.	Please clarify why you expect that the net proceeds of the offering will eliminate substantial doubt about your ability to continue as a going concern. In this regard, the disclosure on page 19 states that you will not receive any proceeds from this offering.

Response: The statement was removed from the prospectus.

Audit Report, page F-17

8.	The report date is not consistent with the January 27, 2025 date reflected in Exhibit 23.1. Please revise.

Response: The report date in the Audit Report on page F-17 was inadvertently changed during the Edgarization process; the Audit Report date has been changed back to the correct opinion date of January 27, 2025.

Conclusion:

We have carefully reviewed the Staff’s comments and has made the necessary amendments to the Registration Statement as detailed in this response letter. We believe the Registration Statement, as amended, now accurately reflects our business, financial condition, and results of operations and complies with all applicable SEC regulations.

Acceleration Request:

We hereby request that the Staff accelerate the effective date of the registration statement to April 30, 2025 or as soon as practicable thereafter. We have fully addressed all comments raised by the Staff and believe the registration statement is now complete and ready for effectiveness.

We appreciate the Staff’s review and are available to discuss any further questions you may have.

Sincerely,

/s/ Scott Olson
Scott D. Olson, Esq.